Sub-Item 77D: Policies with Respect to Security Investments

Effective April 30, 2010, Goldman Sachs Capital Growth Fund was renamed “Goldman Sachs Strategic Growth Fund.”
The Fund’s investment objective, performance benchmark and anticipated fees and expenses remained the same, but the investment strategies of the Fund changed.

Effective April 30, 2010, Goldman Sachs Growth and Income Fund was renamed “Goldman Sachs Large Cap Value Fund.”
The Fund’s performance benchmark and anticipated fees and expenses remained the same, but the investment objective and strategies of the Fund changed.